[Letterhead of Shearman & Sterling LLP]




sgiove@shearman.com                                           September 21, 2006
212-848-7325



Via EDGAR
---------

Kathryn T. Jacobson
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549



CBS Corporation
SEC Comment Letter dated September 7, 2006
------------------------------------------

Dear Ms. Jacobson

By this letter, I am confirming on behalf of our client, CBS Corporation (the "Company"), our conversation from earlier this week pursuant to which we agreed that the Company has until October 4, 2006 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission. As we discussed, the Company has been actively preparing its response to the comment letter and requested the additional time in order to complete the review of its response.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/s/ Stephen T. Giove

Stephen T. Giove
Partner

STG/mo